FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                             Commission file number
                                   333-10886

                     Dunlop Standard Aerospace Holdings plc
             (Exact name of registrant as specified in its charter)

                                 Holbrook Lane
                                Coventry CV6 4AA
                                 United Kingdom
             (Address of principal executive offices and zip code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |  |  No  |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Dunlop Standard Aerospace Holdings plc (Registration No. 3599235) and the Registration Statement on Form F-4 of Dunlop Standard Aerospace Holdings plc. (Registration No. 333-10886).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dunlop Standard Aerospace Holdings plc



By:_______________________
David Unruh
Chief Financial Officer

February 4, 2004

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FORM 6-K: TABLE OF CONTENTS

1. Press Release of Dunlop Standard Aerospace Holdings plc, dated February 4, 2004, regarding its Preliminary 2003 Year-End Results.

                                                                 News Release



                    DUNLOP STANDARD AEROSPACE GROUP RELEASES
                            2003 PRELIMINARY RESULTS



Coventry, United Kingdom, February 2, 2004 - Dunlop Standard Aerospace Group today released its preliminary results for 2003. These results are unaudited and subject to further review and potential material adjustments.

Sales for fiscal 2003 increased 1.1% to (pound)456.6 million from (pound)451.8 million for fiscal 2002. Our engine repair and overhaul sales increased 4.6% to (pound)335.3 million in fiscal 2003 from (pound)320.5 million in fiscal 2002. This increase reflects growth in military and regional segments where utilization rates have improved over fiscal 2002. The regional engine repair and overhaul segment benefited from continued strength in repairs and overhauls of the AE3007 regional jet engine and our first full year of CF34 operations. Military sales, including Kelly USA, increased 18% in fiscal 2003 from fiscal 2002 as a result of increased U.S. Air Force utilization and the award of a new contract to supply materials to the U.S. government.

Design and manufacturing sales decreased 7.6% to (pound)121.4 million in fiscal 2003 from (pound)131.3 million for fiscal 2002. Design and manufacturing sales were affected by reduced sales of OEM parts and brakes as a result of reduced build and utilization levels and reduced spares and inventory requirements at many of our customers. Canceled programs such as the Concorde, RJ146 and Dornier 328, also negatively affected our OEM and spares sales.

Sales for the fiscal quarter ended December 31, 2003 increased 12.1% to (pound)133.5 million from (pound)119.1 million for the corresponding quarter in 2002. Our engine repair and overhaul sales for the fiscal quarter ended December 31, 2003 increased 17.0% to (pound)103.2 million from (pound)88.2 million in the corresponding quarter in 2002. Design and manufacturing sales decreased 1.8% to (pound)30.4 million from (pound)30.9 million during the same period.

EBITDA before exceptional item decreased (pound)6.0 million, or 6.9%, from (pound)88.1 million in fiscal 2002 to (pound)82.1 million in fiscal 2003. This decline is primarily attributable to reduced sales in design and manufacturing. Our profit margin on engine repair and overhaul sales historically has been less than our profit margin on design and manufacturing sales and, as a result, the decline in design and manufacturing sales was only partially offset by increased sales from engine repair and overhaul.

The decrease in EBITDA before exceptional item was also affected by (1) competitive pressures in turbo-prop repair and overhaul, (2) the appreciation of the pound sterling against the U.S. dollar and (3) expenses related to the start-up of our CF34 operations. In fiscal 2002, we took a charge for an exceptional item of (pound)3.8 million related to a proposed initial public offering. As our initial public offering was placed on hold, costs related to the initial public offering were expensed as an exceptional item. In fiscal 2003, we plan to take a charge for an exceptional item of approximately (pound)4.0 million to 5.0 million for the costs related to our efforts to acquire a business that was ultimately purchased by another company.

EBITDA before exceptional item for the fiscal quarter ended December 31, 2003 increased 3.2% to (pound)22.8 million from (pound)22.0 million in the corresponding quarter in 2002.

         The following is a summary of our results as well as important credit statistics:

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                                                                 Year
                                                                Ended
                                                             December 31,
                                                      ------------------------
                                                         2002          2003
                                                      ----------    ----------
                                                             (unaudited)
((pound)in millions)

Sales........................................... (pound) 451.8  (pound) 456.6
EBITDA before exceptional item (1)..............          88.1           82.1
Ratio of pro forma net debt to EBITDA
  before exceptional item (2)...................                         3.97

--------------------------------------------------------------------------------

(1) "EBITDA before exceptional item" consists of operating profit before exceptional item plus depreciation and amortization. We believe that EBITDA before exceptional item is a useful supplement to operating profit for the financial period and other income statement data. Management uses EBITDA before exceptional item as part of its evaluation of core operating results and underlying trends. EBITDA before exceptional item should not be considered in isolation by investors as an alternative to operating profit (as determined in accordance with U.K. GAAP), as an indicator of our operating performance, as an alternative to cash flows from operating activities (as determined in accordance with U.K. GAAP) or as a measure of our profitability or liquidity. EBITDA before exceptional item measures presented herein may not be comparable to other similarly titled measures of other companies and may not be derived in a manner consistent with the definition of EBITDA under our credit agreement used to determine compliance with various financial covenants. EBITDA before exceptional item is not a measure of financial performance under generally accepted accounting principles. EBITDA before exceptional item may not be indicative of the historical operating results, nor is it meant to be predictive of potential future results.


The computations of EBITDA before exceptional item for the periods outlined above are as follows:


                                                          2002         2003
     ((pound)in millions)                             --------------------------

  Operating profit before exceptional item                68.9         62.9

  Depreciation and amortization.........                  19.2         19.2
                                                      --------------------------
     EBITDA before exceptional item.....                  88.1         82.1
                                                      --------------------------

(2) Net debt equals total borrowings less cash, based on pro forma net borrowings as of December 31, 2003, as adjusted for an offering of $125 million of Senior Notes announced on February 2, 2004 and the use of proceeds therefrom, of (pound)334.8 million. Borrowings are shown on our U.K. GAAP balance sheet within the line items Creditors-Amounts due within one year and Creditors-Amounts due after more than one year. Under U.K. GAAP, the related debt issue costs are netted against the gross borrowings amount. Under U.S. GAAP, the related debt issue costs are included within total assets as a separately identified item and the gross borrowings balance is presented as a liability.


Dunlop Standard Aerospace is a leading integrated supplier of aftermarket parts and services to the global aerospace and defense industry. We operate a diversified business portfolio through two divisions: our Engine Repair & Overhaul division provides comprehensive repair and overhaul services on a wide range of small- to medium-sized gas turbine engines and our Design & Manufacturing division provides a wide variety of precision-engineered and specialized parts, sub-systems and systems for use primarily in the aerospace and defense industry, including wheels, brakes and braking systems, heat exchangers, engine parts and rubber polymer products. We have operations around the world, with our largest facilities in the United Kingdom, Canada and the United States.

                             ---------------------

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainties and assumptions. These statements can be identified by the use of forward-looking terminology such as "contemplates," "expects," "will," or "anticipate" or the negative thereof or comparable terminology, or by discussions of strategy. Factors which could cause results to differ materially include, but are not limited to the following: delays in new product introductions, lack of market acceptance for new products, changes in demand for the Company's products, changes in market trends, general competitive pressures from existing and new competitors, adverse changes in operating performance, changes in interest rates, and adverse economic conditions which could affect the amount of cash available for debt servicing and capital investments. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except to the extent required by law. Further information concerning factors that could cause actual results to differ materially from those in the forward-looking statements are contained from time to time in the Company's SEC filings, including but not limited to, the Company's report on Form 20-F for the year ended December 31, 2002 and on Form 6-K for the quarters ending March 31, June 30 and September 30, 2003. Copies of these filings may be obtained by contacting the Company or the SEC.


                             ---------------------

For more information contact:

Ed Richmond
Dunlop Standard Aerospace Group
Senior Vice President of Strategy and Business
Development
Phone:  204-987-7106
Fax: 204-784-9647
E-mail:  ed_richmond@dsagrp.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




DUNLOP STANDARD AEROSPACE HOLDINGS PLC




By:      /s/ David Unruh
         ------------------------
Name:    David Unruh
Title:   Chief Financial Officer
Date:    February 4, 2004